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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)





                              THE RIGHT START, INC.
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)
                                    766574206
                    ----------------------------------------
                                 (CUSIP Number)
                                JANUARY 20, 1999
                    ----------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.   766574206                  13G                     PAGE 2 OF 4 PAGES

       1.  NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           (ENTITIES ONLY)
           Lloyd I. Miller, III                         ###-##-####
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       2.  CHECK THE APPROPRIATE BOX IF A
           MEMBER OF A GROUP*                                            (a) / /
                                                                         (b) / /
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       3.  SEC USE ONLY
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       4.  CITIZENSHIP OR PLACE OF ORGANIZATION
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           United States

                                   5. SOLE VOTING POWER
            NUMBER OF                 117,650
             SHARES                ---------------------------------------------
          BENEFICIALLY             6. SHARED VOTING POWER
            OWNED BY                  139,250
              EACH                 ---------------------------------------------
            REPORTING              7. SOLE DISPOSITIVE POWER
             PERSON                   117,650
              WITH                 ---------------------------------------------
                                   8. SHARED DISPOSITIVE POWER
                                      139,250
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       9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          256,900
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      10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    / /
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      11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.1%
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      12. TYPE OF REPORTING PERSON*
          IN-00**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**See Item 4.
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                                                                     Page 3 of 4

This report amends the Filer's prior report filed on Schedule 13D.

Item 1(a).        Name of Issuer:           The Right Start, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 5388 Sterling Center Drive, Unit C, Westlake Village, California 91361

Item 2(a).        Name of Person Filing:          Lloyd I. Miller, III

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  4550 Gordon Drive, Naples, Florida 34102

Item 2(c).        Citizenship:           U.S.A.

Item 2(d).        Title of Class of Securities:       Common Stock

Item 2(e).        CUSIP Number:          766574206

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable, this statement is filed pursuant to 13d-1(c)

 Item 4. OWNERSHIP: Miller shares dispositive and voting power on 139,250 shares of the reported securities as an adviser to the trustee of certain family trusts. Miller has sole voting and dispositive power on 117,650 of the reported securities (i) owned by him personally and/or (ii) as the manager of a limited liability company that is the general partner of a limited partnership.

                  (a) 256,900

                  (b) 5.1%

                  (c) (i) sole voting power: 117,650

                      (ii) shared voting power: 139,250

                      (iii) sole dispositive power: 117,650

                      (iv) shared dispositive power: 139,250

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON: Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.
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                                                                     Page 4 of 4

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:
                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP:
                  Not Applicable

Item 10.          CERTIFICATION:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 1, 1999




                                                  /s/Lloyd I. Miller, III
                                                  Lloyd I. Miller, III